February 11, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re:      Schedule 13G - Transgenomic, Inc.

Gentlemen:

         Pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and Rule 13d-2 of the General Rules and Regulations promulgated pursuant to the Exchange Act, enclosed for filing electronically is Schedule 13G Amendment No. 1 filed by GlaxoSmithKline plc with respect to ownership of securities of Transgenomic, Inc.

         Any questions concerning this filing may be directed to Donald F. Parman at 215-751-7633.

                                            Very truly yours,

                                            /s/
                                            S.M. Bicknell
                                            Company Secretary
                                            GlaxoSmithKline plc


cc w/encs:  Transgenomic, Inc.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               TRANSGENOMIC, INC.
          -------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    89365K206
          -------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on the file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled our for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The undersigned hereby amends and supplements Item 5 of the Initial Statement.


                        (Continued on following page(s))

CUSIP NO. 89365K206                         13G

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GlaxoSmithKline plc

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                  (a) [ ]
                                                  (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         England and Wales

                                    5       SOLE VOTING POWER
  NUMBER OF                                 1,247,687
     SHARES
BENEFICIALLY                        6       SHARED VOTING POWER
  OWNED BY
       EACH
   REPORTING                        7       SOLE DISPOSITIVE POWER
     PERSON                                 1,247,687
      WITH
                                    8       SHARED DISPOSITIVE POWER


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,247,687

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [  ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.3%

12       TYPE OF REPORTING PERSON*
         CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!
CUSIP NO. 89365K206                         13G


Item 1.    (a).         Name of Issuer:


           (b).         Address of Issuer's Principal Executive Offices:



Item 2.    (a).         Names of Person Filing:


           (b).         Address of Principal Business Office:


           (c).         Citizenship:


           (d).         Title of Class of Securities:


           (e).         CUSIP Number:


Item 3.                 Not Applicable.


Item 4.                 Ownership.

                        The information in items 1 and 5 through 11 on the cover pages (page 2) on Schedule 13G Amendment No. 1 is hereby incorporated by reference.


Item 5.                 Ownership of Five Percent or Less of a Class:

                        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.                 Ownership of More Than Five Percent on Behalf of Another
                        Person:


                        All shares held in the escrow account described in the Initial Statement were delivered to owners of record in May 2002.


Item 7. Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company:


Item 8.                 Identification and Classification of Members of the
                        Group:


Item 9.                 Notice of Dissolution of Group:


Item 10.                Certification:

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                        Signature:

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               GLAXOSMITHKLINE PLC


                        By: /s/_________________________
                                  S.M. Bicknell
                                Company Secretary

Dated:  February 11, 2003